December 20, 2017 Alberta Securities Commission Manitoba Securities Commission Ontario Securities Commission

Dear Sirs/Mesdames:

Re:	Micromem Technologies Inc. (the “Corporation”)
Notice of Change of Auditor

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated December 20, 2017 delivered to us by the Corporation in respect of the change of auditor of the Corporation.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements therein.

Yours truly,

RSM Canada LLP

Chartered Professional Accountants
Licensed Public Accountants